SAMSON OIL & GAS ADVISES THE GENE 1-22H INTERIM INITIAL RATE AT 1,112 BOEPD FROM PARTIAL FRAC

Denver 1700 hours April 5th, 2010

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) provides an operational update on the Gene #1-22H well.

Gene #1-22H (30.6% working interest)

As previously advised the Gene #1-22 well which is located in Williams County, North Dakota has been completed as a 5,500 foot horizontal well in the Mississippian Middle Bakken Formation.

Operations to fracture stimulate the well commenced on Wednesday March 31st and Stages 1 and 2 were pumped on Thursday April 1st; this was followed by Stages 3 through 5 which were pumped Friday and Saturday April 2nd and 3rd. The completion design is for a 16-stage fracture stimulation so this initial operation amounts to approximately a third of the stimulation program.

Operations were suspended because of the Easter Sunday holiday and the well was flowed back whilst the service company crews were off site.

The initial flow back results from the first 5 of a planned 16 multi-stage frac were undertaken on Sunday April 4th. The rate at 0600 hours on Sunday was recorded at 913 mscfd of gas and 960 bopd which is a combined rate of 1,112 boepd.

The flow back continued into Monday April 5th and was recorded at 0800 hours on that day, at 650 mscfd of gas and 840 bopd which is a combined rate of 948 boepd.

The forward plan is to clean out some residual sand that was left in the well after Stage 5 using a coiled tubing unit. This interim clean out is planned for today, Monday April 5th and the balance of the frac stages (Stages 6 through 16) will be pumped during the balance of this week. Following this, the well will be flowed back and the market will receive further advice on the results of the flow back of the entire well.

Gary #1-24H (37% working interest)

The operator of the North Stockyard field has proposed and permitted the Gary #1-24H well which is in the adjacent section to the Gene #1-22H well. Samson has yet to commit to drilling this well as we were waiting to see the results from the Gene #1-22H frac.  However the initial interim results are encouraging and subject to finalizing the stimulation it is likely that Samson will elect to participate in the Gary #1-24H well. The exact timing of the well has yet to be determined but could be as early as mid May, or depending on the drilling sequence, mid June.

North Stockyard Field

Samson holds equity in 6 contiguous 640 acre sections associated with this project. Following the completion of the Gene and Gary wells, Samson will have drilled 3 of these sections using a 640 acre drilling spacing, leaving 3 additional 640 acre locations to be drilled. Given the expected drainage areas of these horizontal wells will be rectangular rather than square there should be a further 4 wells locations available to take the development spacing to a 320 acre drainage area.

The Operator has indicated that it intends to maintain the contract on the Nabors 668 rig and therefore Samson is expecting that the three additional 640 acre wells are likely to be drilled in the balance of 2010.

 Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,295 million ordinary shares issued and outstanding, which would be the equivalent of 64.7 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$0.55 per ADS on April 5th 2010 the company has a current market capitalization of approximately US$35.5 million.  Correspondingly, based on the ASX closing price of A$0.026 on April 1st, 2010, the company has a current market capitalization of A$33.7 million.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)
TERRY BARR
Managing Director

Statements made in this release that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. Many factors could cause actual results to differ materially from those anticipated by these forward looking statements, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

A description of the risks and uncertainties generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's Form 20-F filed with the U.S. Securities and Exchange Commission, available at www.sec.gov/edgar/searchedgar/webusers.htm.